UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Coty Inc.

(Name of Subject Company)

Coty Inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

222070203

(CUSIP Number of Class of Securities)

Greerson G. McMullen

Chief Legal Officer, General Counsel and Secretary

Coty Inc.

350 Fifth Avenue

New York, New York 10118

(212) 389-7300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Brian J. Fahrney Scott R. Williams Christopher R. Hale Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	John H. Butler Sidley Austin LLP 787 Seventh Avenue New York, New York 10019 (212) 839-5300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment, the “Schedule 14D-9”) originally filed by Coty Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on February 27, 2019. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 is not being amended hereby. Capitalized terms used in this Amendment but not defined shall have the meanings specified in the Schedule 14D-9.

Item 8. Additional Information.

Item 8. “Additional Information” is hereby amended as follows:

The following is added as a new sentence at the end of the section beginning with the heading “Other Matters”:

“Following the receipt of the Section 220 demands described above, the Company has received additional Section 220 demands relating to the Offer.”

The following is added as a new section immediately prior to the section beginning with the heading “Additional Information—Forward-Looking Statements”:

Litigation

“Certain Litigation. Two purported stockholder class action lawsuits concerning the Offer and the Schedule 14D-9 have been filed by putative stockholders against the Company and the directors of the Company in the U.S. District Court for the District of Delaware. The first case, which was filed on April 3, 2019, is captioned Lawrence Phillips, on behalf of himself and all others similarly situated, vs. the Company, Peter Harf, Pierre Laubies, Sabine Chalmers, Joachim Faber, Olivier Goudet, Anna-Lena Kamenetzky, Erhard Schoewel, Robert Singer and Paul S. Michaels, Case No. 1:19-cv-00628. The second case, which was filed on April 9, 2019, is captioned Robert Rumsey, individually and on behalf of all others similarly situated, v. the Company, Peter Harf, Pierre Laubies, Sabine Chalmers, Joachim Faber, Olivier Goudet, Anna-Lena Kamenetzky, Erhard Schoewel, Robert Singer and Paul S. Michaels, Case No. 1:19-cv-00650. The plaintiffs allege that the Company’s Schedule 14D-9 omits certain information, including, among other things, certain financial data and certain analyses underlying the opinion of Centerview Partners LLC. Plaintiffs assert claims under the federal securities laws and seek, among other things, injunctive and/or monetary relief. The Company believes that plaintiffs’ allegations lack merit and intends to contest them vigorously. If additional similar complaints are filed, the Company will not necessarily announce such additional filings.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coty Inc.

By:	/s/ Greerson G. McMullen
Greerson G. McMullen
Chief Legal Officer, General Counsel and Secretary

Dated: April 9, 2019